UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Director Departure

On April 22, 2024, Patrick Bobby resigned as a member of our Board of Directors and as our Head of Performance & Special Projects. Mr. Bobby, who co-founded our Company and has served on our board as well as in several senior management positions since our inception, has decided to pursue other projects. His decision to resign from our Board of Directors is not the result of any disagreement with our operations, policies, or procedures.

Completion of Disposition

On April 25, 2024, we sold to EB Strategies Inc. one of our electric boat rental facilities located in Newport Beach, California for US$1 million. This strategic sale does not mark our exit from the electric boat rental business as we will continue to own and operate our electric boat rental facilities in Ventura, California and Palm Beach, Florida. In addition, we are currently in the process of opening a new electric boat rental facility in Dania Beach, Florida.

General

The information contained in this Report on Form 6-K (excluding the exhibit) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Attached as Exhibit 99.1 is our press release of April 26, 2024 entitled, “Vision Marine Technologies Files Patent for Advanced System Communication Encryption in E-Motion™ Powertrain”.

Exhibit Index

No.

99.1	Vision Marine Technologies Files Patent for Advanced System Communication Encryption in E-Motion™ Powertrain

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: April 26, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer